China Fundamental Acquisition Corporation Announces
Signing of Letter of Intent for Business Combination

Hong Kong, China, November 9, 2009/PRNewswire-FirstCall/ —China Fundamental Acquisition Corporation (OTCBB: CFQUF; CFQCF; CFQWF; “China Fundamental”) announced today that it has signed a letter of intent with a company with its principal business operations in the People’ Republic of China for a business combination (the “Target”). China Fundamental will make an additional announcement in the event it enters into a definitive agreement with the Target. Pursuant to the China Fundamental's amended and restated Articles of Association, it now has until May 20, 2010 to complete the business combination.  If China Fundamental is unable to complete the business combination by May 20, 2010, it must then liquidate or seek shareholder approval to extend the time period to complete a business combination to May 20, 2011.

Forward Looking Statements

Any statements contained in this press release that do not describe historical facts constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statement contained herein is based on current expectations, but is subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting China Fundamental or the ability to satisfy the conditions to complete a business combination, and those other risks and uncertainties detailed in its filings with the United States Securities and Exchange Commission.

About China Fundamental Acquisition Corporation

China Fundamental Acquisition Corporation was organized under the laws of Cayman Islands on December 12, 2007 as a blank check company to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, or contractual arrangement with an operating business having its primary operations in the People’s Republic of China.

Contact
Hope Ni, Chairman of the Board
Chun Yi Hao, Chief Executive Officer
chinafundamental@gmail.com